Exhibit 20


           Merrimac Reports Third Quarter and Nine Months 1999 Results

West Caldwell, N.J., November 5, 1999: Merrimac Industries, Inc. today announced results for the third quarter and nine months of 1999.

Third quarter 1999 sales of $5,328,000 increased 4% compared to third quarter sales of the prior year of $5,121,000. Net income for the third quarter of 1999 was $110,000 or a decrease of $138,000 compared to 1998. Diluted net income per share was $.06 compared to the diluted per share amount of $.14 reported for the third quarter of the prior year.

For the first nine months of 1999 sales of $15,192,000 decreased 8% compared to the prior year's nine-month sales of $16,487,000. Net income decreased to $405,000 compared to $1,084,000 reported in the first nine months of 1998, and diluted net income per share decreased to $.23 compared to diluted net income per share of $.59 reported in the first nine months of the prior year.

Orders received during the third quarter of 1999 were $4.4 million. The backlog at the end of the third quarter of 1999 was $8.0 million, which includes $600,000 at recently acquired Filtran Microcircuits Inc., an increase of $1.8 million or 29% over year-end 1998.

Chairman and CEO Mason N. Carter commented: "Our third quarter performance met our expectations, and year-to-date we are ahead of our order and profit plan in this transition year. Operating performance reflects the team effort and positive changes that we have implemented to our infrastructure. Record marks have been achieved for on-time delivery and inventory management, while late backlog has been virtually eliminated. Our research and development expenses were $577,000 for the third quarter and $1,524,000 for the nine-month period, which are more than double those of the year before.

"Market development of Multi-Mix Microtechnology overall is positive with significant activity in wireless telecommunications including PCS and cellular applications, broadband applications, point-to-multipoint such as LMDS, point-to-point infrastructure backbone, and wireless LAN. This unique, proprietary technology is recognized for its ubiquitous application in wireless base stations. We consistently identify new applications for Multi-Mix solutions, which some customers have dubbed 'an ASIC for RF/Microwave'.

"Recently, Factory Mutual Research awarded the prestigious ISO 9001 Certification to our Multi-Mix Microtechnology Group manufacturing facility. This Certification is the recognized standard for quality by our industry worldwide. It provides assurance to our customers of our commitment to provide world class Multi-Mix products and services."

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 220 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, micro-multifunction modules (MMFM ) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.



Contact: Mason N. Carter                    Fax:                 (973) 882-5989
         Chairman and CEO                   Email:          mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202    Internet: http://www.merrimacind.com



Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.


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                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)

                                                                                Quarter Ended
                                                                          October 2          October 3
                                                                              1999               1998
                                                                      -----------------------------------
Net sales                                                                   $5,328,000        $5,121,000
Gross profit                                                                 2,634,000         2,269,000
Selling, general and administrative expenses                                 1,821,000         1,675,000
Research and development                                                       577,000           282,000
Interest and other expense (income), net                                        66,000          (37,000)
Income before income taxes                                                     170,000           349,000
Provision for income taxes                                                      60,000           101,000
Net income                                                                     110,000           248,000

Net income per common share - basic                                               $.06              $.14
Net income per common share - diluted                                             $.06              $.14

Weighted average number of shares outstanding - basic                        1,741,000         1,783,000
Weighted average number of shares outstanding - diluted                      1,772,000         1,806,000


                                                                              Nine Months Ended
                                                                          October 2          October 3
                                                                              1999               1998
                                                                      -----------------------------------

Net sales                                                                  $15,192,000       $16,487,000
Gross profit                                                                 7,345,000         7,386,000
Selling, general and administrative expenses                                 5,053,000         5,033,000
Research and development                                                     1,524,000           746,000
Interest and other expense (income), net                                       145,000          (66,000)
Income before income taxes                                                     623,000         1,673,000
Provision for income taxes                                                     218,000           589,000
Net income                                                                     405,000         1,084,000

Net income per common share - basic                                               $.23              $.62
Net income per common share - diluted                                             $.23              $.59

Weighted average number of shares outstanding - basic                        1,750,000         1,759,000
Weighted average number of shares outstanding - diluted                      1,776,000         1,831,000

